Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number for Related Registration Statement: 333-110830

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the proposed transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the preliminary registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof, the definitive versions of these materials (when they become available) and any other documents filed by Anthem free of charge at the SEC’s web site, www.sec.gov, or from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding the participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

The following is a transcript of a conference call held by Anthem, Inc. on January 29, 2004:

CORPORATE PARTICIPANTS

Tami Durle

Anthem, Inc. – VP of IR

Larry Glasscock

Anthem, Inc. – Chairman, President and CEO

Mike Smith

Anthem, Inc. – CFO

CONFERENCE CALL PARTICIPANTS

William McKeever

UBS – Analyst

Matt Borsch

Goldman Sachs – Analyst

Charles Boorady

Smith Barney – Analyst

Josh Raskin

Lehman Brothers – Analyst

Christine Arnold

Morgan Stanley – Analyst

Patrick Hojlo

Credit Suisse First Boston – Analyst

Mark Giambrone

Barrow Hanley – Analyst

Scott Fidel

J.P. Morgan – Analyst

Doug Simpson

Merrill Lynch – Analyst

Eric Veiel

Wachovia – Analyst

John Rex

Bear Stearns – Analyst

Michael Baker

Raymond James – Analyst

PRESENTATION

Operator

Thank you for standing by, and welcome to the Anthem fourth-quarter results conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Instructions will be given at that time. As a reminder, this conference is being recorded. I would now like to turn the conference over to the company’s management. Please go ahead.

Tami Durle - Anthem, Inc. – VP of IR

Good morning, and welcome to Anthem’s fourth-quarter 2003 earnings conference call. I’m Tami Durle, Vice President of Investor Relations, and with me are Larry Glasscock, Anthem’s Chairman, President and Chief Executive Officer, and Mike Smith, Chief Financial Officer. Larry will begin this morning’s call with an overview of our 2003 performance followed by Mike who will review our financials. Before opening the call up to questions, Larry will provide our earnings outlook for 2004.

We will be making some forward-looking statements on this call. Listeners are cautioned that these statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem. These risks and uncertainties can cause actual results to differ materially from our current expectations. We advise listeners to review the risk factors discussed in our press release this morning, the Form S-4 Registration Statement filed with the SEC in November 2003, and other periodic filings we have made with the SEC. Larry.

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

Thank you, Tami, and good morning everyone. We are very pleased to report on a strong fourth-quarter and another outstanding year. Our performance in 2003 reflects the continued execution of a disciplined growth strategy, while we remain focused on delivering the right products and services to our customers each and every day. In the fourth-quarter Anthem reported record results with GAAP net income of $1.47 per diluted share.

These results included 4 cents per share for net realized gains on investments. Operating revenue reached an all-time high of $4.2 billion in the quarter, resulting in an 8 percent increase year-over-year. Enrollment gains of 80,000 net new members were achieved during the fourth-quarter, and our membership now exceeds 11.9 million members. During the full year Anthem increased enrollment by 874,000 members or an 8 percent growth for the year.

In the Midwest region, year end enrollment reached 5.7 million members, an increase of 9 percent year-over-year. In the East, membership now stands at 2.6 million, a 7 percent increase compared to 2002. Membership in our West region was 939,000 at year-end or a12 percent year-over-year increase, and the Southeast enrollment was 2.7 million members resulting in a 6 percent increase from 2002.

Importantly, we had enrollment gains across all customer segments except for Medicare + Choice. These gains were led by two customer segments, national accounts and individual. National accounts, which includes our BlueCard business, added 645,000 members during the year while enrollment in the individual business increased 118,000 members. As a result of these very significant gains in national accounts, Anthem’s membership mix has shifted from 51 percent self-funded at the end of 2002 to 54 percent as of December 31, 2003.

As you would expect, we are very pleased with the enrollment gains that were achieved last year and expect our momentum to continue in this new year. We are projecting 5 percent to 6 percent membership growth in 2004 with enrollment gains of 450,000 to 500,000 in the first quarter. Anthem has won 30 new national control accounts effective in the first quarter of ‘04, a slight improvement from the record level of new business enrolled in last year’s first quarter.

I want to emphasize that our strategy continues to be focused on expanding profitable membership. In general, competition in our markets remains rational in pricing discipline, and we continue our efforts to introduce products that are designed to meet our customers’ needs while priced to reflect the full value of our networks and services. Based upon the strength of enrollment growth over the past few years and retention rates which remain at approximately 90 percent, we are confident that our products and services will allow us to continue profitable enrollment growth.

Turning now to pricing and medical costs. Anthem’s premium yields on fully insured group business were 10 percent in 2003 which covered our medical cost trends of 9.4 percent. Inpatient, outpatient and professional cost trends were each approximately 10 percent while our pharmacy cost trend was 8 percent. Anthem’s 2003 medical cost trend of 9.4 percent was lower than the 12 percent trend reported in 2002 and also below the trend we projected for 2003 largely due to a moderating pharmacy cost trend.

The pharmacy trend declined from about 16 percent in 2002 to 8 percent for 2003, primarily due to lower utilization in the antihistamine class of drugs as Claritin moved to over-the-counter, planned design changes implemented during the year, lower costs from increase to generic penetration, and reduced utilization of hormone replacement therapies.

Now before I hand the call over to Mike, I would like to highlight some of Anthem’s achievements over the past year. Since our initial public offering in November of 2001 we have consistently met or exceeded our business goals, and this financial and operational momentum continued in 2003.

First, all of our business segments reported stronger financial results in 2003, contributing to a 21 percent growth in diluted GAAP net income per share for the year. In fact, all four health regions in our specialty segment reported at least a 30 percent growth in operating gain during the year. Also, as I previously discussed, membership expanded by 874,000 members in 2003, and this represented record same-store enrollment gains for our company.

In 2003 we migrated over one million members to systems of choice in our Midwest and East regions, while maintaining very high levels of service to our customers. The migration of membership in the Midwest was completed last year, while the East is substantially complete.

The integration of our new Southeast region has been executed at a pace even better than we expected. In 2003 more than $60 million of synergies were captured, and this exceeded the $40 million targeted when we announced the Trigon merger in April of 2002. The execution of a disciplined integration plan allows us to remain confident that synergies in excess of 75 million will be realized in 2004.

During 2003, we continued to collaborate with our clinical networks by expanding our hospital quality programs across the company. Through information sharing, identifying best practices and developing prevention and treatment programs with the physician community, Anthem was able to assist with the delivery of more cost-effective and better quality care for our members. Of the hospital contracts that we negotiated last year, about 55 percent now have financial incentives for delivering quality care, and we have almost 14,000 physicians participating in quality based reimbursement programs.

And finally, our planned merger with WellPoint was announced in October of 2003, and we are very excited about creating the nation’s leading health benefits company and enhancing the value of our organizations for our members and shareholders.

Since the merger announcement with WellPoint on October 27, our lawyers have commenced the process to secure the various approvals needed to close the transaction. Our S-4 Registration Statement was filed on November 26, 2003, and we have received a letter from the SEC indicating it will not review the filing. We have completed our Form A filings with the various state regulatory agencies, and continue to make progress on the other filings.

We have also submitted our Hart-Scott-Rodino notification. Additionally, we have filed a joint application for transfer of the Blue licenses with the Blue Cross Blue Shield Association. The Plan Performance and Financial Standards Committee met in December and recommended approval of the license transfer to the Association’s Board of Directors. The Association’s board will consider the matter later this winter. After we make further progress on our state and federal filings, we will then set a date for our respective shareholder meetings to vote on the merger.

We continue to target a mid-2004 closing with WellPoint and remain confident in our ability to capture synergies of at least $50 million in 2004, $175 million by 2005 and at least $250 million of annual synergies by 2006.

2003 was a tremendous year for Anthem with strong earnings growth, record membership gains and success in our systems migration and integration projects. More importantly, though, we believe that we are well positioned for 2004 and beyond as we continue building the value of the company through a very disciplined management approach. Now here is Mike Smith who will discuss our fourth quarter financial results.

Mike Smith - Anthem, Inc. – CFO

Thanks, Larry, and good morning. Anthem’s fourth-quarter 2003 net income was $208.8 million or $1.47 per diluted share on a GAAP basis. This represents a 24 percent increase year-over-year. Results in the current quarter included 4 cents per share from net realized gains compared to 7 cents per share of net realized gains in the fourth quarter of 2002.

As I discuss our financial results for the fourth quarter this morning, a reference to same-store performance is not necessary since the Trigon acquisition closed on July 31st of 2002. The fourth quarter of both years, therefore, includes three full months of financial results for Trigon.

Anthem’s operating revenue was $4.2 billion in the quarter, an increase of 8 percent compared to the fourth quarter of 2002. The year-over-year growth in operating revenue was driven by premium rate increases along with strong gains in membership.

The growth rate for operating revenue was influenced by several items which we have discussed with you on our prior earnings call. A brief summary of these items includes our market and account exits in Kentucky and Virginia in the first quarter of 2003, as well as the lapsing of 40,000 fully insured members with the State of New Hampshire account in the fourth quarter. Also, fully insured to self-funded conversions with State accounts in Indiana and Maine earlier in the year impacted the fourth-quarter growth rate in operating revenue.

Even taking these items into account, Anthem’s profitability continues to improve with a consolidated pretax margin of 7.6 percent in the fourth quarter of 2003 versus a 6.8 percent pretax margin in the fourth quarter of 2002.

All of our business segments reported stronger financial performance in the quarter as a result of disciplined pricing actions, moderating medical costs and profitable membership growth. In fact, operating gain improved by at least 17 percent in every region over the prior year’s quarter.

In the Midwest, operating gain was $117.4 million in the quarter, a 32 percent increase over the fourth quarter of 2002. Larry mentioned the systems migration in the Midwest was completed in 2003, and we expect our productivity and our ability to deliver distinctive service to our customers to continue to improve. However, as with all of our other regions, we would caution that the lower than anticipated medical cost trends experienced in 2003 may not continue into 2004. Therefore we are expecting to experience very modest sequential declines in operating gains in each of our regions in the first quarter.

In the East operating gain was $77.2 million, a 17 percent increase over the prior year’s fourth quarter. Also note that on a sequential basis our revenues in the East were negatively impacted by the loss of the State of New Hampshire account. However, operating gain and operating margins were both modestly improved over the last year’s fourth quarter and over the third quarter of this year.

The $31.6 million operating gain in the West represented a 24 percent improvement compared to the fourth quarter of 2002. The West segment’s financial performance in the quarter benefited from better-than-expected medical cost trends, primarily in inpatient and pharmacy costs. As we look ahead to 2004, spending on the West’s systems migration will contribute to a modest decline in this segment’s operating results as compared to the full year 2003.

The operating gain in the Southeast was $92.2 million in the fourth quarter, a 32 percent improvement year-over-year. Approximately $20 million of synergy savings were captured in the quarter, and we remain on track to achieve at least $75 million of synergies in 2004. The Specialty segment’s operating gain was 21.5 million in the quarter. Year-over-year, the operating gain increased by $9 million, primarily due to increased mail-order volume at Anthem Prescription Management. We processed 786,000 mail-order scripts in the fourth quarter, which was 23 percent higher than a year ago. In addition, Anthem’s behavioral health businesses contributed to the improvement in operating gain over the fourth quarter of 2002.

We are very pleased to announce that the January 1st conversion of 1.6 million members from the Southeast outsourced pharmacy benefit manager to our own PBM has been successfully completed. Anthem Prescription Management now serves nearly 7 million members, and we look forward to delivering a fully integrated health and pharmacy benefits program to the Southeast region.

In 2004 we anticipate further improvement in the financial performance of the Specialty segment with improved profitability in the second half of the year as we will incur costs associated with migrating our dental and remaining behavioral health operations to Anthem’s platforms during the first half of the year. We are, however, anticipating a modest sequential decline in operating gain in specialty for the first quarter of 2004 with recovery of positive year-over-year results during the remainder of the year.

The operating loss in the other segment, which primarily includes our Medicare processing business, intersegment eliminations and unallocated corporate expenses was $46.2 million in the fourth quarter of 2003. The loss in this segment increased by $10 million compared to the fourth quarter of 2002. The increase is primarily due to several immaterial items, each totaling less than a few million dollars.

The consolidated benefit expense ratio was 79.5 percent in the quarter, representing a 140 basis point improvement over the ratio reported in the fourth quarter of 2002. Improved underwriting performance and changes in our business mix, including exits from certain State accounts and several large conversions from fully insured to self-funded arrangements during the year, contributed to the decline in this ratio.

Our administrative expense ratio was 19.8 percent in the fourth quarter of 2003, which was consistent with the fourth quarter of 2002. Significant growth in our self-funded business, including shifts by certain large group customers from fully insured to self-funding arrangements, added approximately 60 basis points to the fourth-quarter 2003 administrative expense ratio.

Our results in the current quarter also absorbed higher insurance costs and expenses associated with strategic initiatives to improve member health and optimize the cost of care, particularly in the East and Southeast regions. Some of these initiatives included programs to reward members for healthy behaviors, improve the health outcomes of oncology patients and to support nurses with enhanced technology, among others.

Now moving to the balance sheet. Cash investments were $7.4 billion at December 31st of 2003, an increase of about $700 million from year end 2002.

Operating cash flow was $418 million in the fourth-quarter and over $1.1 billion for the full year 2003, significantly exceeding our net income and indicating a strong quality of earnings.

During the quarter we used $73 million of cash to repurchase approximately 1.1 million common shares. In the full year 2003 we acquired 3.4 million shares of our stock for $217 million, resulting in an average purchase price of $64.06 per share. Anthem’s total assets exceeded $13 billion at the end of 2003, up about $1 billion from 2002.

The unpaid life, accident and health claim might liability was $1.9 billion at the end of the fourth quarter, an increase of $41 million from year end 2002. Days in claims payable increased 1.2 days sequentially to 54.4 days at the end of 2003.

Anthem’s total debt of $1.662 billion at the end of 2003 was down $100 million from a year ago, following the maturity and repayment of our senior 6.75 percent notes in the third quarter of 2003. Our debt to capital ratio was 22 percent at year end 2003, down from 25 percent reported a year ago. Larry will now share with you our updated earnings guidance for 2004.

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

Thanks, Mike. Keep in mind that our earnings guidance is for Anthem only and does not include the pending merger with WellPoint, nor does it include any impact from the refinancing of our surplus notes that we are contemplating in conjunction with the WellPoint merger.

We are now projecting GAAP net income of $6.15 to $6.25 per diluted share for 2004, which represents an increase of 10 cents per share from our previous guidance. As a reminder, the growth rate when compared with 2003 is impacted by several items that were unusual in nature and/or not projected for 2004. These primarily include capital gains, favorable resolution of a litigation matter in the first quarter of 2003 and recognition of prior year reserve redundancies in the second quarter of 2003.

We expect the first-quarter earnings to be in the $1.43 to $1.48 range with sequential improvement in earnings per share for the second, third and fourth quarters of the year.

Operating revenue is projected to be approximately $4.4 to $4.5 billion in the first-quarter with the full year growth rate expected to be in 11 percent to 12 percent range.

We anticipate growth in our operating revenue to be primarily driven by membership gains of 5 percent to 6 percent, up from the previous guidance of 4 to 6 percent. Premium yields are projected to cover medical cost trends, which are expected to remain stable in the 9.5 percent to 10.5 percent range in 2004.

The consolidated pretax margin should remain in the low to mid 7 percent range in 2004. Also in ‘04, the administrative expense ratio is expected to improve by approximately 100 to 150 basis points compared to 2003. Keep in mind that this line item includes the cost of drugs to non-

Anthem health members from our mail-order operation, which continues to demonstrate strong growth.

As we continue to experience growth in national accounts that have employees in non-Anthem states, our BlueCard expenses continue to grow as well. Further, this performance measure is impacted by the change in our business mix as more members have shifted to ASO funding arrangements. Even with these factors, we remain focused on improving efficiencies and expect our administrative expenses to continue to decline on pmpm basis throughout 2004.

The benefit expense ratio for the year should be in the range of 81.8 percent to 82.8 percent. Again keep in mind that the 2003 benefit expense ratio was favorably impacted by the settlement of a litigation matter, prior year reserve releases and lower than anticipated medical trends, which we do not expect to recur in 2004. And finally, we are projecting operating cash flow to exceed $1.1 billion again in 2004.

Now, if we can, let’s open the call up for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). William McKeever of UBS.

William McKeever - UBS – Analyst

Congratulations on the quarter. A couple things. I would like to get your thoughts on the Medicare business. I believe tomorrow is the deadline for the ACRs and given the 10 percent reimbursement increase, do you have any preliminary thoughts on ‘04 and beyond for your Medicare business?

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

Yes we do, Bill. First let me just say that we have put together a team that is very large, that really is looking at these opportunities. I think we have about 40 people involved in this. With regard to the Medicare + Choice increase that you spoke about, again much of the upside in that reimbursement rate will be offset by lower premiums, it will also be offset by expanded benefits, higher provider payments, again all of which are beneficial to our membership. So we are not really expecting a beneficial impact on our bottom line results right now.

We really are very optimistic about this. We think Congress should be commended for their efforts to modernize Medicare and provide seniors with really a pretty comprehensive, and we think ultimately more affordable benefits. But again remember that the most critical provisions of this program do not take effect until 2006. There’s a lot of work still left to be done to finalize certain details as the regulations themselves are written.

So we are optimistic about this. We see some opportunities. We’ve already determined, as we’ll announce later, that we are going to offer a discount prescription drug card later this year. We will make that filing tomorrow. We also have a team working on an HSA product. We expect to introduce that in 2004, as well. So we are pretty optimistic.

We’ve got teams working on our supplemental business, our Medicare supplement business. We are very happy with the way this business is performing currently. We think as we move into ‘06 we can continue to see very good results here, as well.

William McKeever - UBS – Analyst

My last follow-up is on the reconciliation of the accident and health claims and the prior period redundancies as a percent of prior year incurred claims did increase from 1.9 percent in ‘02 to 2.3 percent in ‘03, and that is in part due to the increase in claims from Southeast. If you were to take that out would that percentage have been the same, or was it an actual increase based on your increasing conservatism for your clients?

Mike Smith - Anthem, Inc. – CFO

Pro forma for that adjustment, the redundancy ratio would have been 1.96.

William McKeever - UBS – Analyst

So you kept it consistent as you’ve done.

Mike Smith - Anthem, Inc. – CFO

Indicating very consistent patterns in the redundancy.

William McKeever - UBS – Analyst

Okay, terrific. Thanks very much.

Operator

Matthew Borsch from Goldman Sachs.

Matt Borsch - Goldman Sachs – Analyst

Thank you, and congratulations. Just a couple questions on the pricing and cost trends that you’re seeing. I want to just try to better understand the change in your look at trend for 2003 from the prior quarter because on a rolling twelve-month basis, as I understand it, both premium and cost trend dropped by 100 basis points. Is that — I’m just trying to understand. How much of that is from a better look back at the third quarter and earlier periods versus trend actually dropping in the fourth quarter, because if that was all from the fourth quarter that would imply the trend was about 7 percent in the fourth quarter itself.

Mike Smith - Anthem, Inc. – CFO

Matt, the numbers stand as an indication of where real trends were in the fourth quarter. The improvement is not attributable as you described it to look back but rather reflects the actual run rate of utilization and unit cost trends. So we think that fourth-quarter actual results are very indicative of the true underlying trend, and have stated earlier today, we expect stability in those trends, although obviously as we guide to modest seasonal and sequential decline we are being very conservative with our outlook regarding any further moderation in those trends.

Matt Borsch - Goldman Sachs – Analyst

Great, Mike. And as you look at — as you’re conservatively forecasting 9.5 to 10.5 percent for 2004, where do you — where are you most cautious on trend? Where do you think it may not be as modest as it was in 2003? Is that on the hospital side? Is that on pharmacy? Is there any component of concern with regard to the flu season?

Mike Smith - Anthem, Inc. – CFO

Let me take them in reverse order. We are not projecting any significant influence of the flu season. We are acknowledging that the ‘03 trend in pharmacy was unusually influenced by the three issues that Larry identified, the antihistamine movement to over-the-counter, the reduction in female hormone therapy utilization, and we are also acting on our recent experience with inpatient care.

Trend will be driven in inpatient cost by unit cost, weighted in our case, about 75 percent to 80 percent toward cost increase versus utilization increase. So the two drivers of our conservatism going forward most specifically are in inpatient cost and much more conservatism about outlook regarding further decline in pharmacy trends.

Matt Borsch - Goldman Sachs – Analyst

Great. Thank you.

Operator

Charles Boorady from Smith Barney.

Charles Boorady - Smith Barney – Analyst

First question on cost trends for ‘03, you gave the overall trend. I’m wondering if you can give the unit versus volume growth for the components and then similarly for ‘04 if you can give us how you expect the various components to impact the overall growth rates. As part of doing that when you hit on pharmacy you mentioned the Claritin and antihistamines, but not the PPI’s. I’m wondering if you saw a tapering off after Prilosec went over-the-counter in the fourth-quarter results?

Mike Smith - Anthem, Inc. – CFO

Charles, let me give a little more expansive answer here regarding ‘03 trend. I’ll give you as we typically do trend for each bucket. Rolling twelve-month weighted impact on overall trend is as follows. Inpatient trends, 10 percent, having a weighted impact on overall trend of 2.1 percent, driven 20 percent by utilization, 80 percent by cost. Guidance for ‘04, 9.5 to 10.5. Outpatient trend for the full rolling twelve-months, 10.1 percent; weighted impact 2.4 percent on overall trends, 33 percent driven from utilization, two-thirds by unit cost. Our guidance for ‘04 about a 10 to 11 percent range.

Professional fees, 9.6 percent for the twelve months ended December, a 3.5 percent weighted impact on overall trend, influence of utilization and cost about 45 percent utilization, 55 percent unit cost, guidance for ‘04, 9 to 10 percent. Pharmacy cost actually at 7.8 percent, a weighted impact of 1.5 percent on overall trend, driven 25 percent from utilization, 75 percent from cost, guidance for next year 9.5 to 10.5.

Hence all-in weighted trend. 9.4 percent as we reported earlier for the twelve months and guidance for next year 9.5 to 10.5. With regard to your question about the proton pump inhibitors, recall that they are a far lower representative — or far lower portion of our total drug spend, about 9 percent in both 2002 and 2003. And we are acknowledging that our total spend on Prilosec for example, declined about 9 percent in the fourth quarter of ‘03 versus ‘02, already therefore reflected in the trends that I’ve just shared with you and projected for ‘04.

Charles Boorady - Smith Barney – Analyst

And just as a follow-up, in terms of the overall med loss ratio and you’re continuing to price to your cost trend while you have seen some nice improvements in your med loss ratio, I’m just curious what your med loss ratio goals are, and how low would the med loss ratio have to go before you started to price a little bit below the cost trend to bring it back up again? What is too low of a number for you?

Mike Smith - Anthem, Inc. – CFO

We typically don’t speak in terms of what is too low. That is a judgment made by the marketplace, but I would say this. We’ve never been more confident regarding the proper alignment of our prices with current trends. The benefit expense ratio obviously will depend in part on the mix of our business, but we think this ratio will remain in the 81.8 to 82.8 percent range consistent with the guidance we provided.

I would also like to spike out for your consideration our historical trends seasonally for benefit expense given the influence of a fairly large med supp book and the overall mix of our business. Historically in the first quarter of ‘02 med loss ratios were at 84.5, declined sequentially then to 83.6 in the second quarter of ‘02, 81.5 in the third quarter and 80.9 in the fourth-quarter, all-in for the year therefore 82.4.

This past year, again seasonally somewhat higher in the first quarter at 82.2, second quarter at 80.8, third quarter at 81.0, fourth-quarter at 79.5, full year 80.8. We are therefore pretty comfortable with our guidance that we return on an overall full year basis to 81.8 to 82.8 for full year ‘04. We think the guidance and our expectation sequentially and seasonally follow very tightly our historic pattern.

Charles Boorady - Smith Barney – Analyst

You mention the marketplaces impacting that. Do the State insurance commissioners start to give push back? I know for the nonprofits in Pennsylvania, for example, they were denied rate increases for the individual market, and they can go back and appeal that. But I’m curious as a for-profit, are you allowed more flexibility with respect to insurance commissioners or are they using the same tests in determining whether to allow rate increases in individual and small group business?

Mike Smith - Anthem, Inc. – CFO

I couldn’t speak to what the commissioners’ perspectives are profit versus nonprofit in rates. But the fact is we have not experienced anything different than what we’ve experienced in the past.

Charles Boorady - Smith Barney – Analyst

And if you go way back in the past, what has caused them to deny rate increases? I mean the Pennsylvania experience, every state does their own thing, it just raised a question as to what we should expect to see coming from other states. And if you go in the states that you are in back in history, what are some things that have triggered denials of rate increases in the past, and are you approaching any of those triggers?

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

My observation is we are not approaching any of those triggers and we always have proactive discussions with the regulator about rates. So again, nothing new then what we’ve had in the past.

Charles Boorady - Smith Barney – Analyst

Great. Okay, thanks.

Operator

Josh Raskin from Lehman Brothers.

Josh Raskin - Lehman Brothers – Analyst

Two quick questions. First is, can we just get a little bit more color on the 5 to 6 percent membership growth for next year? And I guess specifically, in the West are we expecting another continued sort of higher than average rate of increase there? And then the second question is just on the behavioral health improvement. Is that more growth oriented or is that a margin improvement story?

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

Josh, let me take your first question and that was our membership growth for next year. Let me talk first, as I did in some of my remarks about our national control accounts. We, you may remember, we had about 24 or so wins — I’m trying to remember — in 2003 As I said earlier we won 30 new national control accounts effective during the first quarter. So we are projecting increases of 450,000 to 500,000 new members for the first quarter.

This is, as I said earlier, driven principally by national accounts but also individual businesses continuing to have very, very strong growth. With regard to the regions themselves, we are expecting — let me just clarify for you where we saw the enrollment gains for ‘03, and we are not expecting significant differences in ‘04. In ‘03 we saw a 9 percent growth in the Midwest, 7 percent in the East, 6 percent in the Southeast and 12 percent in the West. And we will see as you see from our guidance a little bit of moderation in those rates, but we expect the West to continue to be very strong for us.

Josh Raskin - Lehman Brothers – Analyst

Okay.

Operator

Christine Arnold from Morgan Stanley.

Christine Arnold - Morgan Stanley – Analyst

A couple questions. In the past you have highlighted some kind of one-time SG&A expenses. SG&A is up 8 percent despite a bunch of one-timers in the fourth quarter of ‘02. Is there anything that you would point to in the fourth quarter of this year as kind of one-time SG&A expenses or things that you expect to go away and I have a follow-up.

Mike Smith - Anthem, Inc. – CFO

Christine, I’m reluctant to label any of these as one-time because we do respond and support our regional leadership as they see opportunities to provide health support in each of their markets and we’ve spiked out already in this discussion that fourth quarter included spending on health initiatives, principally in the East and Southeast around technology support of our networks. And therefore I am not inclined to call them one time.

We think that is very much a part of our business. Now having said that, in the quarter as always, we point out that as we see the full year develop we true-up our accruals for incentive compensation. We have as we have said earlier, experienced an increase in the run rate of legal cost representing our defense in the multidistrict litigation matters, and we continue to support further development of our e-technologies.

None of these represents a material item taken by themselves. However, we have invested beyond helping nurses and rural health providers. We have launched a pilot program called an Anthem Rewards program, recognizing our members choice of better health habits. We have continued to support a Miles for Smiles program, emphasizing the importance of dental care. So a lot of relatively small items which I think are not unusual given the size of our company and therefore am reluctant to call them one-time or non-recurring by nature.

Christine Arnold - Morgan Stanley – Analyst

Okay, so it sounds like this is a good run rate. Your executive compensation package, as currently constructed, I think is going to be paid out in 2004. Can you talk about how that impacts cash flow and maybe shares outstanding and what is going to be done for the next executive compensation package? Thanks.

Mike Smith - Anthem, Inc. – CFO

I will take the first one. If you look at the balance sheet and the press release the anticipated payout has been reflected as a current liability. Therefore, as we have explained, the accrual has been a contributor relatively to operating cash flow in ‘03 and it will represent a use of cash obviously when it is paid out.

We have given a lot of transparency around that number in the full year for ‘02 and ‘03. There are not dramatic increases, ‘03 over ‘02, so year-over-year not a big factor in determination of operating cash flow. Like any other payable or accrual, obviously as we pay the liability out it will have an impact on current operating cash flow. I will defer to Larry to talk about ‘04 and beyond.

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

The plan, Christine for ‘04, has been approved by the board. The new long-term incentive plan is a capped plan. Again, the plan that we are wrapping up or wrapped up on in ‘03 was an uncapped plan. Of course now as a public company we have stock options and stock available to ensure that we align the interest of management with that of our shareholders. So the rationale on why we have a capped plan now versus not before is I think very straightforward.

The new plan is going to be a one year incentive plan, the new long-term plan. And that may seem a little odd to run for only one year, but frankly in light of our planned merger with WellPoint, we intend to develop a new incentive plan for 2005 and beyond.

So again, I think the board has been very thoughtful about this. They will be looking in the future and making sure that we have the proper incentive alignment with shareholders as they have in the past, and I believe we will be able to talk more about this as the year goes on.

Christine Arnold - Morgan Stanley – Analyst

So is the ‘04 plan stock based, or is it cash based?

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

It is cash based, at least the cash portion of the long-term plan is cash based, but the board has the option of making some portion of that payment stock if they choose to. So right now we have a compensation strategy that has an annual AIP, a capped cash LTI, and then also the availability of stock options or if the board chose to do something in the area of restricted stock. So it is a very balanced program going forward.

Christine Arnold - Morgan Stanley – Analyst

Will we be issuing shares in ‘04 for the comp program that you currently have in place?

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

As partly disclosed in last year’s proxy, a portion of the cash LTI will be paid in restricted stock. And those details are in the proxy for our eleven most senior executives. You may recall it is half cash, half stock and then the restricted stock vests over a two-year period, 50 percent per year.

Christine Arnold - Morgan Stanley – Analyst

Thanks.

Operator

Patrick Hojlo from Credit Suisse First Boston.

Patrick Hojlo - Credit Suisse First Boston – Analyst

Mike I’m hoping you can quantify exactly what the contributions were that you made to the initiatives described related IT, or related to the — excuse me — health improvement and cost-containment initiatives.

Mike Smith - Anthem, Inc. – CFO

Patrick, in the quarter that number is approximately $4 million in the Southeast and about $8 million in the East. Roughly $12 million all-in for those programs in the quarter.

Patrick Hojlo - Credit Suisse First Boston – Analyst

Now included in that is — how do you include in that the Miles For Smiles and the other plans you described that are more — that are not actually contributions but —.

Mike Smith - Anthem, Inc. – CFO

The Miles For Smiles promotion is included in the East $8 million number.

Patrick Hojlo - Credit Suisse First Boston – Analyst

And the IT that you describe, as well?

Mike Smith - Anthem, Inc. – CFO

Nominal in its absolute amount in the $2 to $3 million range.

Patrick Hojlo - Credit Suisse First Boston – Analyst

Moving on to membership, looks like BlueCard membership on a quarter to quarter comparison basis certainly slowed some. I expect that is at least in part typical seasonality, but is there anything else going on there?

Mike Smith - Anthem, Inc. – CFO

As you know, much of the BlueCard business is ASO. In fact, virtually all of it. And large accounts tend to renew toward the beginning of the year, not at the end of the year. So what you are seeing is not unusual at all.

Patrick Hojlo - Credit Suisse First Boston – Analyst

Got it, that’s what I figured. One last question. Regarding any prior period development, just to clarify you — given the sequential trend you are expecting in earnings first-quarter over fourth-quarter, it seemed reasonable to expect you had some prior period development this quarter from ‘03. Is that reasonable, from previous quarters in ‘03, is that reasonable?

Mike Smith - Anthem, Inc. – CFO

Reasonable in any quarter, Patrick, as we true-up the reserves at each quarter end, but no prior period, no ‘02 redundancy.

Patrick Hojlo - Credit Suisse First Boston – Analyst

I guess what I’m driving at is it seemed like you were pretty conservative in ‘03 given the numbers you put up. Did you have any more than normal in the fourth-quarter, any more prior period development — or ‘03 development in the fourth-quarter?

Mike Smith - Anthem, Inc. – CFO

No, and if I failed to do so earlier I want to repeat our consistency and approach to establishing reserves have been very, very consistent over all of the periods that we have reported. No change in the methodology for predicting any adverse deviation, very very conservative, very very consistent.

Patrick Hojlo - Credit Suisse First Boston – Analyst

Got it. Thanks.

Operator

Mark Giambrone from Barrow Hanley.

Mark Giambrone - Barrow Hanley – Analyst

Much of my questions have been answered, but I just wanted to ask one. In terms of your use of cash flow, particularly when you think about the combined company but just for Anthem now, have you considered not just share repurchases but also a potential establishment of a dividend policy?

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

That will be an issue, obviously, for our board to consider. As you obviously know, we do not currently pay dividends, but in light of the recent tax changes this is something that we continue to evaluate for the future. And the timing and any amount of future dividend would obviously depend on our earnings, our cash requirements and other things that the board might consider. So historically our cash flow has been used for general corporate purposes and repayment of debt and capitalizing our subsidiaries and so on.

We know as we put these two companies together, assuming we get approval, that we will have very, very strong cash flow. And the board will continue to look in the future at the appropriate way to utilize that cash flow. We intend to continue our share repurchase program, so we’ll use some of that cash flow to repurchase stock when we think it makes sense. And I think our past performance has demonstrated that that has made sense.

Operator

Scott Fidel from J.P. Morgan.

Scott Fidel - J.P. Morgan – Analyst

I was wondering if you could just elaborate a little bit on any impact from economic related attrition and in-group trends and actually if you saw some improvement there given the improvement in the economy. And then also if you can maybe just discuss on a regional basis whether you saw any variation there. I’m particularly interested in the Midwest given that we have seen quite an improvement in the manufacturing sector recently. Thanks.

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

Scott, let me say that we have seen some improvement in the in-group growth area. Earlier in the year we actually saw enrollment declines on an in-group basis. And as we moved into the year we actually saw the numbers improve so that they, for the full year, we actually had positive in-group growth, very slight, but still a very favorable trend as the year went on. So we are seeing good growth in each of our markets.

I think what is very exciting to me is that we are seeing, for example in the fourth-quarter of ‘03, we had about an 80,000 member membership gain, which was very good. The vast, vast majority of that was non-BlueCard, and individual was roughly 20,000 members and small group actually grew about 34,000 members. So we are seeing signs that there is beginning to be a turn for the positive.

Scott Fidel - J.P. Morgan – Analyst

Thinking about ‘04, I’m assuming that you are generally assuming a stable unemployment rate with where it is currently. So if we do see some improvement there since it is relatively high that could potentially contribute to some further in-group improvement?

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

Yes, I believe it will. As I said earlier, we are still looking overall at 5 to 6 percent enrollment growth overall. One of the things that we had in ‘03, some very large additions like 40,000 member accounts, at least so far this year the size of the accounts we don’t have any that are rivaling those 40,000 kind of numbers, but it is very, very broad-based. As I said, we will add 30 new accounts in the first quarter, and we are quoting I think at a pretty high rate, as well.

Scott Fidel - J.P. Morgan – Analyst

Great. Thanks a lot.

Operator

Doug Simpson of Merrill Lynch.

Doug Simpson - Merrill Lynch – Analyst

Good morning. I was wondering if you could talk a little bit about the national accounts business growth and just walk us through some of the specific accounts you have won, the types of accounts and what types of payers are you taking the share from?

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

Well Doug as you know, we do not disclose either by name, I should say accounts that we either lose or gain.

Doug Simpson - Merrill Lynch – Analyst

I’m talking more just the nature of the account.

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

We have been very consistent about that. What is really gratifying about these wins is that as I look through list of where the business is coming from you would see virtually every name that you would expect on that list. We are not winning it from any single large national player.

We are winning it across the board. We are taking it away from some third party administrators. We have even had a couple that were self-administered and self-funded. So it is a very, very broad-based kind of gain, and broad-based in the sense of not only type of account, but also geography.

Doug Simpson - Merrill Lynch – Analyst

Maybe Mike a question for you. If you could just talk a little bit about your expectations for days claims payable as we look ahead to ‘04 and then just specifically what was the flu reserve number in the current quarter?

Mike Smith - Anthem, Inc. – CFO

First question regarding days claims payable moving forward, Larry reported we have now completed the migration of nearly 4 million members to new platforms. Those migrations complete new business processes being installed. If anything, I would be optimistic that we can continue to shorten the completion cycle and perhaps see days claims payable which we think is a good thing go down, have made no, in our cash flow forecast, have made no particular forecast regarding large improvement in cash flow — or large reduction in cash flow as a result of that change.

So stable improving service as a result of the systems migrations having been completed. Faster claims processing here is indicated in our roll forward schedule indicating that we are now seeing about 86 percent of the claims which were incurred in ‘03, being paid in ‘03. That alone is up from 84 percent a year ago and in an operation of this size it is fairly significant.

Doug Simpson - Merrill Lynch – Analyst

Okay. Thank you.

Operator

Eric Veiel from Wachovia.

Eric Veiel - Wachovia – Analyst

Just a quick question. As we think about some of the points you just raised, Mike, on the systems migration and improving DCP, it would stand to reason then that we should start to see the SG&A productivity ramp up in the fourth — in 2004. So then can we assume that we will see improvement in the administrative expense ratio sequentially as we go through 2004, some of that benefit starts to get into place.

Mike Smith - Anthem, Inc. – CFO

Indeed that should be the case, and our guidance for ‘04 is 100 to 150 basis point improvement, 17.4% to 17.9%. However, we want to be very careful as we talk about so-called IT dividends and we use the analogy that this is not unlike what everybody expected after Y2K. While there will be reduction in specific IT projects supporting the large-scale migrations, we are constantly looking for ways to invest IT dollars to further improve our efficiency and our service. So I don’t want to guide you to believe that there is a huge so-called IT dividend coming. The savings will come from, as we said earlier, more productivity out of current staff and higher levels of service to our members.

Eric Veiel - Wachovia – Analyst

That is fair, thank you. My second question, just to get a context around the mail-order claims number that you provided, could you give us the number of retail claims that Anthem Prescription Management handled during the quarter so we could compare the two?

Mike Smith - Anthem, Inc. – CFO

I would prefer to stay consistent with our past practice and spike out the mail-order penetration rate which is now 6 percent in the fourth quarter up from 5 percent a year ago. But on point to your request, 786,000 scripts in the fourth-quarter handled by mail, up 23 percent, total retail script volume was 12.8 million scripts, up 15 percent. So mail-order up 23 percent, total scripts up 15.

Eric Veiel - Wachovia – Analyst

Thank you very much.

Operator

John Rex from Bear Stearns.

John Rex - Bear Stearns – Analyst

Just a follow-up question in the medical costs category. It sounds like on your in-patient trend outlook for ‘04 you are not looking for any moderation in unit pricing there. I’m wondering what your visibility is at this point in terms of percent of contracts that have been renewed that could renew in ‘04 and any expectation that you might actually see some moderation in the unit price on the in-patient side.

Mike Smith - Anthem, Inc. – CFO

John, I don’t have at hand the percentage of contracts that have been completed. I can share with you, as Larry did earlier, those that have been completed we are attempting to manage costs by putting more emphasis on quality, and as Larry mentioned, 55 percent of admissions at the 264 hospitals that were up for renewal have been now contracted to include a so-called quality paid program. One hundred six of those hospitals or 40 percent, for the first time have those quality reimbursement terms in their contract. Beyond that, I can’t tell you at this point where we are in terms of total contract renewals.

John Rex - Bear Stearns – Analyst

But it correct to presume that in your outlook you are not assuming — it doesn’t look like you’re assuming any moderation in unit pricing really, though?

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

We are not.

Mike Smith - Anthem, Inc. – CFO

We are not. In fact, I tried to put a fair amount of caution around our forward-look at trend and let me recite those numbers again. 9.4 percent all-in trend for ‘03 12 months, and we are guiding to 9.5 to 10.5 for ‘04.

John Rex - Bear Stearns – Analyst

Great. Thank you.

Operator

Michael Baker from Raymond James.

Michael Baker - Raymond James – Analyst

I was wondering as you’ve had since the announcement of the merger, more opportunity to explore each other’s accounting policies and procedures, as well as reporting methods, if we should anticipate any changes to those in order to conform to each other’s going forward.

Mike Smith - Anthem, Inc. – CFO

Let me draw your attention to a filing that has been made and effort made to present pro forma data in the registration statement. Very nominal amounts of reclassifications for pro forma impact from conforming accounting policies. There are two very large companies, both using very transparent accounting policies, and Mike, we just don’t see much change coming. With regard to where we are in the review, let me also reference Larry’s earlier comments. We are still very early in the regulatory approval process and at this point are absolutely focused on doing the integration work and planning the right way and have really therefore remained at very early stages of exchanging nonpublic information between the two firms.

I’m sure there is a good bit more discovery to go, but frankly I don’t think it will be in accounting policy areas driving any change. One policy, an accounting and reporting convention that has been spiked out, which I think you will notice when our colleagues report their earnings later today, we are conforming to a consistent style of reporting BlueCard host membership. The two companies have exchanged methodologies there and WellPoint has taken occasion in their announcement this morning to spike that out.

Michael Baker - Raymond James – Analyst

I appreciate your commentary, and that is kind of what drove the question. Thanks.

Larry Glasscock - Anthem, Inc. – Chairman, President and CEO

I want to thank all of you very much for participating in this morning’s conference call. Again, 2003 was another outstanding year at Anthem as we continue to focus on delivering value to both our customers and our shareholders. And we are also very, very excited about the opportunities to enhance our performance in the future. So again, thank you for your interest, and hope all of you have a great day.

Operator

Ladies and gentlemen, this conference will be available for replay after 1:45 PM today until February 12, 2004 at midnight. You may access the AT&T executive playback service at anytime by dialing 1-800-475-6701 and entering the access code of 691030. Again, the number is 1-800-475-6701 and the access code 691030. That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.